FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of June, 2005

Commission File Number: 001-14404

Telefónica del Perú S.A.A.

(Translation of registrant’s name into English)

Avenida Arequipa 1155

Santa Beatriz, Lima, Perú

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                      No      X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                      No      X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica del Perú

Item
1.	Translation of a letter to CONASEV, dated May 19, 2005, communicating a material fact about the payment of dividends and the general shareholders’ meeting resolutions.

2.	Translation of a letter to CONASEV, dated May 25, 2005, communicating a material fact about the resolutions of the Board of Directors Meeting.

3.	Translation of a letter to CONASEV, dated June 3, 2005, communicating a material fact about the terms and conditions of the 30th and 32nd Issue of the Second Program of Commercial Papers.

Item 1

Telefónica del Perú S.A.A.
Secretaria General Av. Arequipa 1155, piso 6 Santa Beatriz, Lima Tel.: 511 210 10 26 Fax: 511 266 90 21 jmoralesv@tp.com.pe

Lima, May 19, 2005

Messrs.

PUBLIC REGISTRY OF THE STOCK MARKET

NATIONAL SUPERVISORY COMMISSION

ON COMPANIES AND SECURITIES (CONASEV)

Re:	Key Events

Dear Sirs,

According to Article 28 of the Peruvian Capital Markets Law and regarding the Rules related to Key Events, Private Information and other Communications approved by CONASEV Resolution No. 107-2002-EF/94.10, Telefónica del Perú S.A.A. hereby informs that the shareholders meeting of Telefónica Centros de Cobro S.A.C. decided the payment of dividends in the amount of S/. 2,000,000.00 against the accumulated results as of December 31, 2004, which will be effective on May 24th.

Likewise, we inform you that the general shareholders meeting of Telefónica Gestión Servicios Compartidos Perú S.A.C. agreed (i) to increase its capital stock from S/. 13,892,316.00 to S/. 19,217,482.00 due to the capitalization of part of the accumulated results as of December 31, 2002, and (ii) to immediately reduce its capital stock from this last amount to S/. 10,238,950.00. On July 5, 2005 the value of such reduction will be destined to the contribution refund of the shareholder, in proportion to their participation in the capital stock. The increase and reduction of the capital stock will be carried out through the issuance and annulment of the corresponding new stock certificates. Finally, the general shareholder meeting agreed on the payment of dividends on the amount of S/. 3,851,467.52 against the results accumulated as of December 31, 2004, which will be effective on May 19, 2005.

Sincerely,

Julia María Morales Valentín

Stock Exchange Representative

Telefónica del Perú S.A.A.

Inscrita en la partida N° 11015766 del Registro de Personas Jurídicas de Lima. RUC 20100017491.Sede Social Av. Arequipa 1155, Lima 1.

Item 2

Telefónica del Perú S.A.A.
Secretaria General Av. Arequipa 1155, piso 6 Santa Beatriz, Lima Tel.: 511 210 10 26 Fax: 511 266 90 21 jmoralesv@tp.com.pe

Lima, May 25th, 2005

Messrs.

PUBLIC REGISTRY OF THE NATIONAL STOCK MARKET

SUPERVISORY COMMISSION

ON COMPANIES AND SECURITIES (CONASEV)

Re: Key Events

Dear Sirs,

According to the 28th Article of the Peruvian Capital Markets Law and regarding the Rules related to Key Events, Private Information and other Communications approved by CONASEV Resolution No. 107-2002-EF/94.10, we inform you that the Board of Directors of Telefónica del Perú S.A.A., which met today, adopted the following decisions which are considered key events:

•	Approved the carrying out of a private and non-massive offer by the issuance of promissory notes named “Pagarés de Telefónica del Perú” for the amount of US$ 400,000,000.00 and granted faculties to some executives of the Company for the establishment of the characteristics of the mentioned promissory notes.

•	In execution of the faculties granted by the shareholders meeting in its of March 28th, 2005 session, the Board of Directors approved the share capital reduction from S/. 2,152,455,521.25, to S/. 1,377,571,533.8, this is in S/. 774,883,987.65, which will be done through the reduction of the nominal value of the share in S/. 0.45 per share, this is from S/. 1.25 to S/. 0.80, maintaining the same number of representatives’ shares on the Company’s share capital. The total amount of the share capital reduction will be destined to the devolution of the contributions made by the shareholders in proportion to their participation on the share capital, in an amount of S/. 0.454608494004588 per share – without consideration of the 17,456,037 shares acquired in execution of the shareholders meeting agreement held on March 26th, 2004. It is important to mention that July 20th, 2005 has been chosen as the register date for the contribution’s devolution, which will be effective on July 26th, 2005. On the other hand, we inform you that the payment of such contribution’s devolution will be made in US Dollars ask exchange rate published by Superintendencia de Banca y Seguros on July 15th, 2005. In the case of shares that are represented by physical certificates, such certificates will be restamped since July 20th, 2005. In that sense, the respective shareholders shall go to the offices located in Jorge Basadre N° 592, Torre Azul, first floor, between 9:15 am and 14:30 pm.

•	As a consequence of the above-mentioned, the modification of the article of the by-law referred to the share capital was agreed in the terms set above.

Sincerely,

Julia María Morales Valentín

Stock Exchange Representative

Telefónica del Perú S.A.A.

Inscrita en la partida N° 11015766 del Registro de Personas Jurídicas de Lima. RUC 20100017491.Sede Social Av. Arequipa 1155, Lima 1.

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Item 3

Lima, June 3, 2005

PUBLIC REGISTRY OF THE STOCK MARKET

NATIONAL SUPERVISORY COMMISSION

ON COMPANIES AND SECURITIES (CONASEV)

Re: Key Events

Dear Sirs,

According to Article 28 of the Peruvian Capital Markets Law and regarding the Rules related to Key Events, Private Information and other Communications approved by CONASEV Resolution No. 107-2002-EF/94.10, we inform you about the terms and conditions of the 30th and 32nd Issue of the Second Program of Commercial Papers of Telefónica del Perú, which are detailed in the notice that is attached herein.

Best regards,

Julia María Morales Valentín

Stock Exchange Representative

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica del Perú

Date: June 9, 2005	By:	/s/ Julia María Valentín
	Name:	Julia María Valentín
	Title:	General Counsel